EXHIBIT (j)(2)(a)




            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




The Shareholders and Board of Directors of
Morgan Keegan Select Fund, Inc.


We consent to the use of our report dated July 27, 2001 with respect to financial highlights of the Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund within the Morgan Keegan Select Fund, Inc. for the fiscal year ended June 30, 2001, and to the references to our firm under the captions "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" in the Statement of Additional Information as it relates to the Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select High Income Fund.


                                    KPMG LLP

Memphis, Tennessee
October 27, 2005